50
3-16-04

04001813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46574

SEC MAIL RECEIVED FEB 2 6 2004 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windsor Group Securities LLC

NN: WGS Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 John Street
(No. and Street)

Southport	Connecticut	06490
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Wright — 203-256-8047
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SW

OATH OR AFFIRMATION

I, Robert W. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WGS Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

ALLISON ANN SCHOFIELD
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WGS SECURITIES, LLC

(f.k.a. WINDSOR GROUP SECURITIES, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
WGS Capital, LLC

We have audited the accompanying statement of financial condition of WGS Capital, LLC (f.k.a. Windsor Group Securities, LLC) (the "Company"), as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WGS Capital, LLC (f.k.a. Windsor Group Securities, LLC) as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 11, 2004

WGS CAPITAL, LLC

(f.k.a. WINDSOR GROUP SECURITIES, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 8,368
Accounts Receivable	142,172
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $ 57,562	20,507
Due from member	774
TOTAL ASSETS	$ 171,821

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$270
TOTAL MEMBER'S EQUITY	171,551
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 171,821

The accompanying notes are an integral part of this statement.

WGS CAPITAL, LLC

(f.k.a. WINDSOR GROUP SECURITIES, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

WGS Capital, LLC (f.k.a. Windsor Group Securities, LLC) (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission. In this capacity, it executes both principal and agency transactions for itself and its customers. No transactions were entered into on either basis during the year ended December 31, 2003.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICY

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for on accelerated methods over the useful lives of the assets.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliate in which certain overhead expenses incurred by the affiliate are allocated to the Company for its appropriate share. In addition, 100% reimbursement is made to the affiliate for expenses directly related to the Company.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

WGS CAPITAL, LLC

(f.k.a. WINDSOR GROUP SECURITIES, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

YEAR ENDED DECEMBER 31, 2003

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $8,097 which exceeded the minimum requirement of $5,000 by $3,097. The Company's ratio of aggregate indebtedness to net capital was .003 to 1.